April 1, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares U.S. ETF Trust

(Securities Act File No. 333-179904;

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 7

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iShares ETF Trust (the “Registrant”) and BlackRock Investments, LLC, the Registrant’s distributor, hereby respectfully request acceleration of its Registration Statement on Form N-1A, post-effective amendment no. 7 filed on April 1, 2013 relating to the iShares Enhanced U.S. Small-Cap ETF, formerly known as iShares Strategic Beta U.S. Small Cap Fund (the “Fund”), a series of the Registrant, so that it will become effective on April 15, 2013, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

iShares U.S. ETF Trust

By:	/s/ Brian F. Link
Brian F. Link
Assistant Secretary

BlackRock Investments, LLC

By:	/s/ James Smith
James Smith
Chief Compliance Officer and Director